Appendix I Certificate of Co-Author – I. R. Cunningham-Dunlop

2537 Sechelt Drive
North Vancouver, B.C.
V7H 1N7
Tel: 604-929-7871

I, Ian R. Cunningham-Dunlop, P. Eng., do hereby certify that:

•	I am currently Vice President – Exploration for Aurora Energy Resources Inc. of Suite 1650, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

•	I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

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I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

•	I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:

	o	Supervision of mineral exploration programs on properties in Canada, Argentina, and Turkey

o

Currently employed by Aurora Energy Resources Inc. since January 1st , 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property between January and August 2006.

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I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

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I am responsible for the preparation of all Sections of the report titled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007” relating to the CMB Uranium Property with the exception of the portion of Section 19.0 pertaining to the Mineral Resource estimated by Gary Giroux. I have worked on the property in a technical capacity since January 1st , 2006 and have personally supervised the 2006 Exploration Program.

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Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.

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As of February 19, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the short form prospectus being filed and it fairly and accurately represents the information in the Technical Report that supports the short form prospectus.

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I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

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I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of a stock option agreement.

•	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of February, 2007 in Vancouver, B.C., Canada

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Aurora Energy Resources Inc. - 43-101 Report on the CMB Project, Labrador, Canada, February 19[h], 2007.